UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    87305U102
                                    ---------
                                 (CUSIP Number)


                         Trinad Capital Master Fund Ltd.
                        153 East 53rd Street, 48th Floor
                              New York, N.Y. 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 11, 2005
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 87305U102
-------------------

1) NAME OF REPORTING PERSON
   S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Trinad Capital Master Fund Ltd.
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]

                                                        (b) [_]
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS            OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                          |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            837,376
EACH              -------------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              -------------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                                    837,376
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   837,376
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.79%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87395U102
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert S. Ellin
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]

                                                      (b) [_]
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                    OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                        |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                               33,856
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                             1,504,787(1)
EACH              -------------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                                   33,856
WITH              -------------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                                     1,504,787(1)
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,538,643(1)
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.96%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN
-------------------------------------------------------------------------------

------------------
1 Includes (A) 837,376 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the "Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan") and (E) 50,000 shares of Common Stock owned by the Robert S. Ellin Family 1997 Trust (the "Trust"). Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis, the Plan and the Trust.

                                  SCHEDULE 13D

CUSIP No. 87395U102
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Nancy J. Ellin
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]

                                                      (b) [_]
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS               OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            701,267(2)
EACH              -------------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              -------------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                                    701,267(2)
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    701,267(2)
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        3.13%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                        IN
-------------------------------------------------------------------------------

2 Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; (C) 81,442 shares of Common Stock owned by the Plan, (D) 50,000 shares of Common Stock owned by the Trust and (E) 47,656 shares of Common Stock owned directly by Mrs. Ellin. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin, the Plan and the Trust.

                                  SCHEDULE 13D

CUSIP No. 87395U102
-------------------

1) NAME OF REPORTING PERSON
   S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Atlantis Equities, Inc.
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]

                                                      (b) [_]
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS             SC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                        |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
-------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                            488,313(3)
EACH              -------------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON
WITH              -------------------------------------------------------------
                       10)  SHARED DISPOSITIVE POWER
                                    488,313(3)
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    488,313(3)
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       2.21%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       CO
-------------------------------------------------------------------------------

3 Includes (A) 225,456 shares of Common Stock owned directly by Atlantis and (B) 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis.

                                  SCHEDULE 13D

CUSIP No. 87395U102
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert S. Ellin Profit Sharing Plan
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]

                                                      (b) [_]
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS             OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                        [_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            81,442
EACH              -------------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              -------------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                                    81,442
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    81,442
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0.37%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87395U102
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert S. Ellin Family 1997 Trust
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]

                                                     (b) [_]
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS           OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            50,000
EACH              -------------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON
WITH              -------------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                                    50,000
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    50,000
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.23%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
-------------------------------------------------------------------------------

            Item 1.  Security and Issuer.

            The class of equity securities to which this statement relates is the common stock, par value $.001 (the "Common Stock"), of Majesco Entertainment Company ("the Company"). The principal executive offices of the Company are located at 160 Raritan Center Parkway, Edison, New Jersey 08837.

            Item 2.  Identity and Background.

            (a) - (c) This statement is being filed jointly by Trinad Capital Master Fund Ltd., a Cayman Islands exempted company (the "Fund"), Robert S. Ellin, the managing member of Trinad Advisors GP, LLC ("Trinad Advisors"), the general partner of Trinad Capital L.P., which is a principal shareholder of the Fund, Atlantis Equities, Inc., a Delaware corporation ("Atlantis"), Nancy J. Ellin, the spouse of Mr. Ellin and the sole director and stockholder of Atlantis, the Robert S. Ellin Profit Sharing Plan (the "Plan") and the Robert S. Ellin Family 1997 Trust (the "Trust") (together, the "Reporting Persons").

            The business address of the Fund and Mr. Ellin is 153 East 53rd Street, 48th Floor, New York, New York 10022. The business address of Atlantis, the Plan and Mrs. Ellin is c/o the Fund at the address set forth above. The business address of the Trust is c/o Marvin Ellin, Trustee, 106 Central Park South, New York, New York 10019.

            The Fund is a Cayman Islands exempted company that invests primarily in companies that generally have a market capitalization of less than $500 million in selected industries. Atlantis is a merchant banking firm. Mr. Ellin is principally employed as the managing member of Trinad Advisors. Mrs. Ellin is the sole officer and director and the sole shareholder of Atlantis, and her principal occupation is serving as such.

            (d) - (e) None of the Reporting Persons, nor Marvin Ellin, the Trustee of the Trust, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            Item 3.  Source and Amount of Funds or Other Consideration.

            The Fund used $8,661,156 of investment capital to purchase an aggregate of 837,376 shares of Common Stock.

            On March 18, 2002 the Company issued 71,428 shares of Common Stock to Mr. Ellin in cancellation of any and all existing unexercised options for Common Stock held by Mr. Ellin and in cancellation of any and all indebtedness and/or obligations (contractual, cash, stock or otherwise) between Mr. Ellin and the Company as of that date.

            On March 18, 2002, the Company issued 285,714 shares of Common Stock to Atlantis in cancellation of any and all existing unexercised options for Common Stock held by

Atlantis and in cancellation of any and all indebtedness and/or obligations (contractual, cash, stock or otherwise) between Atlantis and the Company as of that date and in full payment for certain services of Atlantis as an advisor and consultant to the Company.

            On March 18, 2002, the Plan purchased 71,428 shares of Common Stock in a private transaction with the Company for an aggregate purchase price of $50,000. The Plan used contributions from its participants to make the March 18, 2002 purchase of Common Stock.

            Item 4.  Purpose of Transaction.

            The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes. On the date of this filing, Trinad Capital Master Fund Ltd., one of the Reporting Persons, sent a letter (the "Letter") to the Company's Board of Directors. The Letter requests that:

   o  two nominees of Trinad Capital be appointed to serve on the Company's
      Board;
   o the Company withdraw and amend its recently-filed proxy statement relating to its 2005 annual meeting of shareholders, to remove from shareholder consideration the proposal to amend the Company's certificate of incorporation to permit a staggered board consisting of three classes of directors;
   o the Board conduct a thorough review of the Company's operations and business model, with a view to maximizing financial performance and limiting SG&A growth to ensure that the forecasted 50% revenue growth the Company has publicly projected in fiscal 2005 translates into healthy margin expansion and improved earnings as a percentage of overall revenues; and
   o that management compensation be better aligned with operating results and shareholder return.

   The Letter further states that in the event that the Company's common shares continue in Trinad Capital's view to remain undervalued, that it may seek to accumulate additional common shares and become more actively involved in the Company.

   A copy of the Letter is attached to this Schedule 13D as an exhibit.

   The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

            Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof:

            (i) The Fund may be deemed to beneficially own 837,376 shares of Common Stock, representing approximately 3.79% of the outstanding shares of Common Stock.

            (ii) Robert S. Ellin may be deemed to beneficially own 1,538,643 shares of Common Stock, representing approximately 6.96% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 837,376 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the "Fund"); (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy
      J. Ellin is the sole stockholder ("Atlantis"); (E) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan") and
      (F) 50,000 shares of Common Stock owned by the Robert S. Ellin Family 1997 Trust (the "Trust"). Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and
      (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis, the Plan and the Trust.

            (iii) Nancy J. Ellin may be deemed to beneficially own 701,267 shares of Common Stock, representing approximately 3.13% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; (C) 81,442 shares of Common Stock owned by the Plan, (D) 50,000 shares of Common Stock owned by the Trust and (E) 47,656 shares of Common Stock owned directly by Mrs. Ellin. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned directly by Mr. Ellin, the Plan and the Trust.

            (iv) Atlantis may be deemed to beneficially own 488,313 shares of Common Stock, representing approximately 2.21% of the outstanding shares of Common Stock.

            (v) The Plan may be deemed to beneficially own 81,442 shares of Common Stock representing approximately 0.37% of the outstanding shares of Common Stock.

            (vi) The Trust may be deemed to beneficially own 50,000 shares of Common Stock representing approximately 0.23% of the outstanding shares of Common Stock.

            (b) As of the date hereof:

            (i) The Fund has shared power to vote and dispose of 837,376 shares of Common Stock.

            (ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 1,504,787 shares of Common Stock, reflecting, (A) 837,376 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the "Fund"); (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan") and (E) 50,000 shares of Common Stock owned by the Robert S. Ellin Family 1997 Trust (the "Trust"). Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and
      (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis, the Plan and the Trust.

             (iii) Nancy J. Ellin has shared power to vote and dispose of 774,281 shares of Common Stock, reflecting (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock and 262,857 shares of Common Stock underlying presently exercisable warrants that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; (C) 81,442 shares of Common Stock owned by the Plan, (D) 50,000 shares of Common Stock owned by the Trust and (E) 47,656 shares of Common Stock owned directly by Mrs. Ellin. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned directly by Mr. Ellin, the Plan and the Trust.

            (iv) Atlantis has shared power to vote and dispose of 488,313 shares of Common Stock.

            (v) The Plan has shared power to vote and dispose of 81,442 shares of Common Stock.

            (vi) The Trust has shared power to vote and dispose of 50,000 shares of Common Stock.

            (c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock within the last sixty days:


            On March 1, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $11.701 per share.

            On March 1, 2005, the Fund purchased 5,500 shares of Common Stock through an open market transaction at a price of $11.821 per share.

            On March 2, 2005, the Fund purchased 15,000 shares of Common Stock through an open market transaction at a price of $11.820 per share.

            On March 3, 2005, the Fund purchased 3,800 shares of Common Stock through an open market transaction at a price of $12.374 per share.

            On March 4, 2005, the Fund purchased 5,400 shares of Common Stock through an open market transaction at a price of $12.427 per share.

            On March 7, 2005, the Fund purchased 2,700 shares of Common Stock through an open market transaction at a price of $12.523 per share.

            On March 8, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $12.780 per share.

            On March 9, 2005, the Fund purchased 1,300 shares of Common Stock through an open market transaction at a price of $12.969 per share.

            On March 10, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $12.708 per share.

            On March 11, 2005, the Fund purchased 100 shares of Common Stock through an open market transaction at a price of $13.500 per share.

            On March 14, 2005, the Fund purchased 4,600 shares of Common Stock through an open market transaction at a price of $13.098 per share.

            On March 16, 2005, the Fund purchased 4,800 shares of Common Stock through an open market transaction at a price of $12.553 per share.

            On March 18, 2005, the Fund purchased 5,600 shares of Common Stock through an open market transaction at a price of $12.164 per share.

            On March 21, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $12.106 per share.

            On March 22, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $11.420 per share.

            On March 23, 2005, the Fund purchased 20,000 shares of Common Stock through an open market transaction at a price of $10.940 per share.

            On March 23, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $11.015 per share.

            On March 24, 2005, the Fund purchased 6,200 shares of Common Stock through an open market transaction at a price of $11.128 per share.

            On March 24, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $10.963 per share.

            On March 28, 2005, the Fund purchased 5,700 shares of Common Stock through an open market transaction at a price of $11.032 per share.

            On March 29, 2005, the Fund purchased 32,500 shares of Common Stock through an open market transaction at a price of $10.930 per share.

            On March 29, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $10.867 per share.

            On March 30, 2005, the Fund purchased 20,000 shares of Common Stock through an open market transaction at a price of $11.037 per share.

            On March 31, 2005, the Fund purchased 12,900 shares of Common Stock through an open market transaction at a price of $11.230 per share.

            On March 31, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $10.419 per share.

            On April 5, 2005, the Fund purchased 3,500 shares of Common Stock through an open market transaction at a price of $10.330 per share.

            On April 5, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $10.151 per share.

            On April 6, 2005, the Fund purchased 4,300 shares of Common Stock through an open market transaction at a price of $10.059 per share.

            On April 7, 2005, the Fund purchased 20,700 shares of Common Stock through an open market transaction at a price of $9.747 per share.

            On April 8, 2005, the Fund purchased 9,600 shares of Common Stock through an open market transaction at a price of $9.201 per share.

            On April 11, 2005, the Fund purchased 2,400 shares of Common Stock through an open market transaction at a price of $9.309 per share.

            On April 12, 2005, the Fund purchased 9,400 shares of Common Stock through an open market transaction at a price of $9.357 per share.

            On April 14, 2005, the Fund purchased 11,300 shares of Common Stock through an open market transaction at a price of $9.805 per share.

            On April 15, 2005, the Fund purchased 3,700 shares of Common Stock through an open market transaction at a price of $9.91 per share.

            On April 18, 2005, the Fund purchased 10,974 shares of Common Stock through an open market transaction at a price of $10.024 per share.

            On April 18, 2005, the Fund purchased 3,500 shares of Common Stock through an open market transaction at a price of $9.934 per share.

            On April 19, 2005, the Fund purchased 14,600 shares of Common Stock through an open market transaction at a price of $10.118 per share.

            On April 20, 2005, the Fund purchased 4,600 shares of Common Stock through an open market transaction at a price of $9.933 per share.

            On April 21, 2005, the Fund purchased 4,000 shares of Common Stock through an open market transaction at a price of $10.010 per share.

            On April 21, 2005, the Fund purchased 2,500 shares of Common Stock through an open market transaction at a price of $10.036 per share.

            On April 22, 2005, the Fund purchased 3,400 shares of Common Stock through an open market transaction at a price of $10.094 per share.

            On April 25, 2005, the Fund purchased 8,500 shares of Common Stock through an open market transaction at a price of $10.123 per share.

            On April 26, 2005, the Fund purchased 14,593 shares of Common Stock through an open market transaction at a price of $10.025 per share.

            On April 27, 2005, the Fund purchased 6,800 shares of Common Stock through an open market transaction at a price of $9.902 per share.

            On April 28, 2005, the Fund purchased 10,400 shares of Common Stock through an open market transaction at a price of $9.588 per share.

            On April 29, 2005, the Fund purchased 30,000 shares of Common Stock through an open market transaction at a price of $9.163 per share.

            On May 2, 2005, the Fund purchased 25,689 shares of Common Stock through an open market transaction at a price of $8.348 per share.

            On May 3, 2005, the Fund purchased 19,200 shares of Common Stock through an open market transaction at a price of $8.237 per share.

            On May 3, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $8.253 per share.

            (d) Not applicable.

            (e) Not applicable.


      Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            None.

            Item 7. Material to be Filed as Exhibits.

            Exhibit A:  Joint Filing Agreement

            Exhibit B: Letter dated May 11, 2005 from Trinad Capital Master Fund Ltd. to the Board of Directors of Majesco Entertainment Company

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2005



                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP, LLC



                                       By: /s/  Robert. S. Ellin
                                          ----------------------------------
                                       Robert. S. Ellin, Managing Member


                                       /s/  Robert. S. Ellin
                                       -------------------------------------
                                       Robert S. Ellin


                                       /s/ Nancy J. Ellin
                                       -------------------------------------
                                       Nancy J. Ellin


                                       ATLANTIS EQUITIES, INC.

                                       /s/ Nancy J. Ellin
                                       -------------------------------------
                                       By: Nancy J. Ellin, President

                                       ROBERT S. ELLIN PROFIT SHARING PLAN

                                       /s/ Robert S. Ellin
                                       ------------------------------------
                                       By: Robert S. Ellin, Trustee


                                       ROBERT ELLIN FAMILY 1997 TRUST

                                       /s/ Marvin Ellin
                                       ------------------------------------
                                       By: Marvin Ellin, Trustee


                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP LLC

                                       By: /s/ Robert S. Ellin
                                          --------------------------------
                                            Name:  Robert S. Ellin
                                            Title:  Managing Member

                                    Exhibit A

                            Agreement of Joint Filing

            Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this agreement.

Dated: May 11, 2005

                                       /s/ Robert S. Ellin
                                       -------------------------------
                                       Robert S. Ellin

                                       /s/ Nancy J. Ellin
                                       -------------------------------
                                       Nancy J. Ellin


                                       ATLANTIS EQUITIES, INC.

                                       /s/ Nancy J. Ellin
                                       -------------------------------
                                       By: Nancy J. Ellin, President


                                       ROBERT S. ELLIN PROFIT SHARING PLAN

                                       /s/ Robert S. Ellin
                                       -------------------------------
                                       By: Robert S. Ellin, Trustee


                                       ROBERT ELLIN FAMILY 1997 TRUST

                                       /s/ Marvin Ellin
                                       -------------------------------
                                       By: Marvin Ellin, Trustee


                                       TRINAD CAPITAL MASTER FUND LTD.

                                       By:  Trinad Capital L.P.

                                       By:  Trinad Advisors GP LLC

                                       By: /s/ Robert S. Ellin
                                          ----------------------------
                                            Name:  Robert S. Ellin
                                            Title:  Managing Member

                                    Exhibit B

                          Letter to Board of Directors


                         Trinad Capital Master Fund Ltd.
                              153 East 53rd Street
                                   48th Floor
                               New York, NY 10019


                                          May 11, 2005


Majesco Entertainment Company
160 Raritan Center Parkway
Suite 1
Edison, New Jersey  08837

      Re: Purchase of Securities of Majesco Entertainment Company; Actions Requested of the Board of Directors
            --------------------------------------------------------

Attention:  Board of Directors of Majesco Entertainment Company:

As you may know, Trinad Capital Master Fund Ltd. and its affiliates ("Trinad" or "we") have for some time been substantial holders of the common stock (the "Common Stock"), of Majesco Entertainment Company ("Majesco" or the "Company"). Recently completed purchases of additional shares have brought our total ownership, together with that of our affiliates, to an aggregate of 1,538,643 shares of Common Stock, or approximately 6.9% of the Company's outstanding shares of Common Stock. Accordingly, we intend to file a Schedule 13D today with the Securities and Exchange Commission to reflect these holdings.

    As a substantial shareholder of Majesco, we would like to see a significant improvement in the Company's ability and effort to enhance and maximize shareholder value, consistent with our shared belief in the Company's potential to do so. With these concerns in mind, we believe that it is in the best interest of all shareholders for the Company to include additional representatives of the shareholders on its Board of Directors, to make certain corporate governance improvements and to seek to maximize shareholder value as described below.

    Further, although we believe strongly in the Company's business opportunities over the coming year, we feel that careful oversight from the Board of Directors is required to ensure that management's execution of the Company's business plan will result in stronger financial performance, particularly as measured by earnings per share. Specifically, we believe that the following actions should be taken immediately or as soon as legally permitted:

1. Include two qualified individuals proposed by us on the Company's board of Directors. We plan to propose as nominees persons that we strongly believe will add value to the Board's decision-making process and enhance the Board's ability to maximize shareholder value.

2. Withdraw and amend the Company's recently-filed proxy materials to remove the Company's proposal to amend and restate its Certificate of Incorporation, which amendment and restatement provides for a staggered Board of Directors consisting of three classes. We believe that all members of the Company's Board of Directors should serve one-year terms and be elected annually by the Company's shareholders. We further believe that directors should be held accountable to shareholders for their performance on an annual basis and that a staggered board inappropriately shields directors from regular and ongoing scrutiny. In our view, Delaware corporate law provides ample protection for the legitimate interests of the Company and its shareholders, and that any further "anti-takeover" tactics undertaken by the Company would only be for the sole purpose of entrenching current management and the Board.

3. Conduct a thorough review of the Company's operations and business model, with a view to maximizing financial performance. In particular, this review should focus on limiting the growth in the Company's SG&A line items to ensure that the forecasted 50% revenue growth the Company has publicly projected in fiscal 2005 translates into healthy margin expansion and improved earnings as a percentage of overall revenues. We expect that the Board and our nominees may have other specific proposals for improving the Company's performance.

4. Align management compensation with operating results and shareholder return. We do not believe that management should be rewarded with increased compensation unless the increase is justified by improved operating results, a higher share price and/or other measures of enhanced shareholder value. Furthermore, we do not believe that management or the Board of Directors should ever again grant equity-based compensation (including, without limitation, stock options) at prices below market levels, and that no member of senior management should have their compensation package adjusted as a result of the Company's languishing share price.

   As a substantial, long-term shareholder of the Company, we fully expect that each of the requests made above will be immediately addressed and appropriate actions will be taken. Time is clearly of the essence, as any further diminution in shareholder value is simply unacceptable. In the event that the Company's common shares continue in our view to remain undervalued, we may seek to accumulate additional shares and become more actively involved in the Company.

                                Very truly yours,

                         TRINAD CAPITAL MASTER FUND LTD.

                              By: Trinad Capital L.P.

                              By:  Trinad Advisors GP LLC

                              By:  /s/ Robert S. Ellin
                                   -------------------
                              Name:  Robert S. Ellin
                              Title: Managing Member